SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company
Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from the Controlling Shareholder

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it has received, on this date, from the State of Paraná, the Company's controlling shareholder, Official Letter OF CEE/CC 795/23, transcribed below regarding the release of shares in the context of the transformation of COPEL into a corporation:

“Mr President Director,

In greeting to Your Excellency, and in reference to the execution process of the extrajudicial title n.º 13.814/2004, originating from the 4th Court of the Public Treasury of Curitiba (NPU 0003888-08.2004.8.16.0004), now in the stage of an extraordinary appeal before the Federal Supreme Court (ARE 1,291,514), which discusses the attachment of common shares owned by the State of Paraná in that company to guarantee the execution of a contract entered into between the public entity and Banco do Estado do Paraná S/A – Banestado ( succeeded by Banco Unibanco S/A), I inform you that:

On yesterday's date, April 10, 2023, Itaú Unibanco S.A. and the State of Paraná entered into an agreement for the release, by Itaú Unibanco S.A, of the encumbrance of the shares issued by COPEL held by the State of Paraná under the terms described in the composition now notified, by decision of Federal Supreme Court Justice Ricardo Lewandowski, rapporteur of the proceeding, subject to homologation by the plenary of the Federal Supreme Court. It is clarified that the agreement signed will determine the necessary actions to carry out, during the year 2023, a possible public offering of secondary distribution related to the transformation of COPEL into a company with dispersed capital and without a controlling shareholder.

Therefore, I request that the content of this official letter be communicated to the Company's internal governance bodies and that disclosure to the market be made in accordance with the applicable legislation.

Yours sincerely,

João Carlos Ortega

Civil House Chief"

Curitiba, April 11, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.